AB
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15047597

SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2015
WASH. D.C. 194 SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66632

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CJK SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2780 S. JONES BLVD, STE. 130
(No. and Street)

LAS VEGAS (City) NV (State) 89146 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT J. JIROVEC (702) 220-3170
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARDSON, JR., EDWARD
(Name – *if individual, state last, first, middle name*)

15565 NORTHLAND DRIVE, STE. 508 WEST, SOUTHFIELD, MI 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12/15

OATH OR AFFIRMATION

I, Robert J Jirovec, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CJK SECURITIES, INC., as of DECEMBER 31, 2014, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Nevada, County of Clark
Signed and sworn to (or affirmed)
before me on 2/26/15 by Robert J Jirovec

Notary Public

Notary Public

Signature

PRESIDENT
Title

NOTARY PUBLIC
STATE OF NEVADA
County of Clark
SHAROL L. WILLIAMS
No: 12-9145-1
My Appointment Expires Oct. 10, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
CJK Securities, Inc.
2780 S. Jones Blvd
Las Vegas , NV 89146-5641

Report on the Financial Statements

I have audited the accompanying statement of financial condition of CJK Securities, Inc. as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of CJK Securities, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CJK Securities, Inc. as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Net Capital Computation has been subjected to audit procedures performed with audit of CJK Securities, Inc. financial statements. The Net Capital Computation is the responsibility of CJK Securities, Inc. 's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all

material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

CJK Securities, Inc.

INDEX TO FINANCIAL STATEMENTS

CJK Securities, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

ASSETS		
Cash	$	10,239
TOTAL ASSETS	$	10,239

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES – Accrued expenses	$	98
STOCKHOLDERS' EQUITY		
Common stock, $0.10 par value, 1,000,000 shares authorized, 1,175 shares issued and outstanding		118
Additional paid-in capital		104,556
Retained deficit		(94,533)
TOTAL STOCKHOLDERS' EQUITY		10,141
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	10,239

CJK Securities, Inc.
STATEMENT OF LOSS
For Year Ended December 31, 2014

Revenue	
Consulting fees	$ 32,750
Other income	5,897
Total revenue	38,647
General and Administrative Expenses	
Commissions	24,075
Rent	8,170
FINRA and other regulatory fees	8,121
Professional fees	5,250
Marketing	3,120
Telephone and Internet	2,534
Office supplies and other	1,592
Travel and entertainment	1,357
Payroll taxes and processing fee	554
Total expenses	54,774
Net loss	$ (16,127)

CJK Securities, Inc.
STATEMENT OF CHANGES IN
STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2014

	Issued Shares of Common Stock	Common Stock	Additional Paid in Capital	Retained Deficit
Balance, December 31, 2013	1,175	$118	$104,556	($78,405)
Net loss				-16,127
Balance, December 31, 2014	1,175	$118	$104,556	($94,532)

CJK Securities, Inc.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

CASH FLOWS USED IN OPERATING ACTIVITIES	
Net loss from operations	($16,127)
Adjustments to reconcile net loss to	
Net cash used in operating activities:	
Increase in accrued liabilities	98
Net Cash Used in Operating Activities	-16,029
CASH FLOW FROM INVESTING ACTIVITIES	
Repayment on receivable from stockholder, net	11,973
Net Cash From Investing Activities	11,973
NET DECREASE IN CASH	-4,056
CASH, BEGINNING OF YEAR	14,295
CASH, END OF YEAR	$10,239

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

CJK Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company was incorporated on February 19, 2004, and commenced operations on February 4, 2005.

Basis of Presentation

The Company is engaged in a single line of business as a broker-dealer, and its operations are limited to providing financial advisory services related to mergers, acquisitions and capital formation projects for privately held companies. The Company's policy is to limit its capital formation activities to private placements solely with institutional and "accredited" investors as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended.

Cash

For purposes of the statement of cash flows, cash includes bank deposits. The Company maintains cash at a financial institution which may at times exceed federally insured amounts.

Securities Transactions

The Company does not buy or sell securities for customers or for its own account, nor does it hold customers' securities.

Revenue Recognition

The Company has two sources of revenue: non-refundable commitment fees and success fees on closed transactions. It recognizes revenue on the non-refundable commitment fees when they are billed in accordance with the engagement letter with the client. Revenue from success fees are recognized when the transaction closes.

Income Taxes

The Company has elected to be treated as a Sub-chapter S Corporation for federal income tax purposes. Under such election, the Corporation is not subject to corporate income taxes. Instead, the stockholders are liable for income taxes on their proportionate shares of the Corporation's taxable income. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest or penalties assessed to the Company are recorded in operating expenses. For the years ended December 31, 2014, there were no interest or penalties recorded in the accompanying financial statements.

During 2009, the Company implemented FASB ASC 470-10. In accordance therewith, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FASB

ASC 470-10. At December 31, 2014, the Company had no tax positions that would not be held up under examination.

The Company is no longer subject to Federal or State tax examinations by tax authorities for years before 2012.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events through February 16, 2015, the date which the financial statements were available to be issued and has confirmed that there have been no subsequent events requiring disclosure.

2. RESERVE REQUIREMENTS

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under section (k)(2)(i) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

3. LEASE COMMITMENTS

The Company operates from 225 square feet of leased space in Las Vegas, Nevada. The space is occupied on a month-by-month basis at a monthly cost of $575. Lease expense for the year ended December 31, 2014, totaled $6,900. There are no future commitments as the lease is on a month-to-month basis.

The Company also rents a storage unit at a self-storage facility with a monthly rental cost of $184.

4. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires a specific ratio of aggregate indebtedness to net capital, both as defined. This requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had the following net capital:

Net capital	$ 10,141
Excess net capital	$ 5,141
Aggregate indebtedness ratio	.01 to 1

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2014

CJK Securities, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Computation of Net Capital

Total Stockholder's equity:		$ 10,141.00
Nonallowable assets:		
Prepaid Expenses	0.00	
Property and equipment	0.00	
Accounts receivable – other	0.00	(0.00)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 10,141.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 6.54
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 5,141.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 98.00
Percentage of aggregate indebtedness to net capital	0.97%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2014	$ 10,141.00
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	0.00
Change in Undue Concentration	0.00
NCC per Audit	10,141.00
Reconciled Difference	$ (0.00)

See accountant's audit report

CJK Securities, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Exemptive Provisions Rule 15c3-3

The Company is exempt under 15c3-3(k)(2)(i).

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2014	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2014	$ -

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2014

CJK Securities, Inc.
(Member FINRA and SIPC)

Robert J. Jirovec, CPA
President

February 16, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE December 31, 2014

Dear Mr. Richardson, Jr.:

Please be advised that CJK Securities, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of January 1, 2014 through December 31, 2014. CJK Securities, Inc. did not hold customer securities or funds at any time during this period, nor has it since its inception in 2004.

Robert J. Jirovec, the president of CJK Securities, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2014.

Robert J. Jirovec has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected CJK Securities, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (702) 493-6911.

Very truly yours,

CJK Securities, Inc.



Robert J. Jirovec
President

www.cjksecurities.com

2780 S. Jones Blvd., Ste. 130 Las Vegas, NV 89146
Direct: (702) 220-3170 Fax: (702) 367-0856 rjirovec@cjksecurities.com

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 16, 2015

Board of Directors
CJK Securities, Inc.
2780 S. Jones Blvd,.
Ste 130
Las Vegas, NV 89146

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) CJK Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which CJK Securities, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(i), and (2) CJK Securities, Inc. stated that CJK Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. CJK Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CJK Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr. CPA

Edward Richardson, Jr., CPA